SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Commencement of Tender Offer for up to US$50 million of 2020 Notes and Announcement of Redemption of 2018, 2021 and 2028 Notes by Gol Finance

São Paulo, December 14, 2017 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or the “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announced today that, following the successful completion of its US$500 million offering of 7.00% Senior Notes due 2025 (the “2025 Notes”), Gol Finance (formerly known as “Gol LuxCo S.A.”) (“Gol Finance”):

•         has commenced a partial cash tender offer (the “Tender Offer”) for up to US$50 million in aggregate principal amount of its 9.250% Senior Notes due 2020 (the “2020 Notes”) (144A CUSIP / ISIN Nos. 38045U AD2/US38045UAD28 and Reg S G3980P AD7/USG3980PAD71); and

•         intends to give formal notice to the holders of its 9.50% Senior Secured Amortizing Notes due 2018 (the “2018 Notes”), 9.50% Senior Secured Notes due 2021 (the “2021 Notes”) and 9.50% Senior Secured Notes due 2028 (the “2028 Notes” and, together with the 2018 Notes and the 2021 Notes, the “Notes”) on or around December 21, 2017 that it plans to redeem (the “Redemption”) all of its outstanding 2018, 2021 and 2028 Notes, in each case on or around January 23, 2018 (the “Redemption Date”), in accordance with their respective terms and conditions.

This press release does not constitute a notice of redemption of any of the Notes.

Tender Offer

The Tender Offer is scheduled to expire at 11:59 p.m., New York City time, on January 12, 2018, unless extended or earlier terminated (such time, as may be extended, the “Expiration Time”). Holders who validly tender their 2020 Notes at or prior to 5:00 p.m., New York City time, on December 28, 2017 (the “Early Tender Time”) will be eligible to receive US$1,020 for each US$1,000 principal amount of 2020 Notes, plus accrued interest. Holders who validly tender their 2020 Notes after the Early Tender Time but at or prior to the Expiration Time will be eligible to receive US$990 for each US$1,000 principal amount of 2020 Notes, plus accrued interest. Gol Finance intends to pay the purchase price for the 2020 Notes using a portion of the proceeds from the offering of the 2025 Notes.

Completion of the Tender Offer is subject to customary conditions. Initial settlement of the 2020 Notes that have been validly tendered at or prior to the Early Tender Time (and accepted for payment) is expected to occur on the business day following the Early Tender Time, unless the Tender Offer is terminated prior to such date. Final settlement of any 2020 Notes that have been validly tendered after the Early Tender Time but at or prior to the Expiration Time (and accepted for payment), subject to the Maximum Tender Amount (as defined herein), is expected to occur on the business day following the Expiration Time, unless the Tender Offer is terminated prior to such date. Tendered 2020 Notes may be withdrawn at any time at or prior to the Early Tender Time.

1	GOL Linhas Aéreas Inteligentes S.A.

Commencement of Tender Offer for up to US$50 million of 2020 Notes and Announcement of Redemption of 2018, 2021 and 2028 Notes by Gol Finance

The amount of 2020 Notes that may be purchased in the Tender Offer is subject to a maximum principal amount of US$50 million (the “Maximum Tender Amount”). Tendered 2020 Notes may be subject to proration if the aggregate principal amount of 2020 Notes validly tendered and not validly withdrawn in the Tender Offer exceeds the Maximum Tender Amount, subject to disclosure and other requirements under applicable law.  Gol Finance reserves the right to increase or decrease the Maximum Tender Amount. All 2020 Notes tendered at or prior to the Early Tender Time will have priority over 2020 Notes tendered after the Early Tender Time.

Gol Finance reserves the absolute right to amend or terminate the Tender Offer in its sole discretion, subject to disclosure and other requirements as required by applicable law. In the event of termination of the Tender Offer, 2020 Notes tendered and not accepted for purchase pursuant to the Tender Offer will be promptly returned to the tendering holders. The complete terms and conditions of the Tender Offer are described in the Offer to Purchase and the related Letter of Transmittal, each dated the date hereof, copies of which may be obtained from D.F. King & Co., Inc., the tender agent and information agent (the “Tender Agent and Information Agent”) for the Tender Offer, at www.dfking.com/gol, by telephone at (877) 283-0317 (U.S. toll free) and (212) 269-5550 (collect), in writing at 48 Wall Street, 22nd Floor New York, New York 10005, Attention: Mei Zheng, or by email to gol@dfking.com.

Gol Finance has engaged Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to Credit Suisse Securities (USA) LLC by telephone at +1 (800) 820-1653 (U.S. toll free) or +1 (212) 538-2147 (collect) and Merrill Lynch, Pierce, Fenner & Smith Incorporated by telephone at +1 (888) 292-0070 (U.S. toll free) or +1 (646) 855-8988 (collect).

Redemption

But for the completion of the Redemption, the terms of the indentures governing the 2021 and 2028 Notes would require Gol Finance to issue additional 2021 and 2028 Notes on a pro rata basis in an amount equal to 13.5% of the aggregate principal amount of the respective outstanding 2021 Notes and 2028 Notes, in 2018, to holders thereof on the next interest payment date following such calculation (the “Premium Payment”). Gol Finance announced today that it has elected to pay the Premium Payment, calculated as of the date the redemption notices are sent to holders, to all holders of 2021 and 2028 Notes on the Redemption Date.

Disclaimer

None of Gol Finance, GOL, the Dealer Managers, the Tender Agent and Information Agent or the trustee for the 2020 Notes, or any of their respective affiliates, is making any recommendation as to whether holders should or should not tender any 2020 Notes in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder.  Holders must make their own decision as to whether to tender any of their 2020 Notes and, if so, the principal amount of 2020 Notes to tender.  Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

2	GOL Linhas Aéreas Inteligentes S.A.

Commencement of Tender Offer for up to US$50 million of 2020 Notes and Announcement of Redemption of 2018, 2021 and 2028 Notes by Gol Finance

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase and the related Letter of Transmittal. The Tender Offer is not being made to holders of 2020 Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Gol Finance by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended, including those related to the Redemption or the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Brazil, South America and the Caribbean, existing and future governmental regulations, including air traffic capacity controls, and management’s expectations and estimates concerning the company’s financial performance and financing plans and programs. Additional information concerning potential factors that could affect the company’s financial results is included in Gol Linhas Aéreas Inteligentes S.A.’s Annual Report on Form 20-F for the year ended December 31, 2016 and its current reports filed with the Securities and Exchange Commission. Neither Gol Linhas Aéreas Inteligentes S.A. nor Gol Finance is under any obligation to (and expressly disclaims any such obligation to) update forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 64 destinations, 53 in Brazil and 11 in South America

3	GOL Linhas Aéreas Inteligentes S.A.

Commencement of Tender Offer for up to US$50 million of 2020 Notes and Announcement of Redemption of 2018, 2021 and 2028 Notes by Gol Finance

and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,400 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 16 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).

4	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.